Exhibit 99.1

29 March 2022

BURFORD CAPITAL REPORTS FULL YEAR 2021 RESULTS;

RECORD LEVELS OF BALANCE SHEET DEPLOYMENTS

Burford Capital Limited, the leading global finance and asset management firm focused on law, today announces its financial results for the year ended December 31, 2021.1 The Burford Capital 2021 Annual Report, including financial statements (the “2021 Annual Report”), is available at the following link: [LSE URL] or at Burford’s website www.burfordcapital.com/shareholders. In addition, a new financial data supplement, as well as Burford’s inaugural Sustainability Report for 2021, are available on our website at the same URL.

Hugh Steven Wilson, Chairman of Burford Capital, commented:

“Burford turned in an excellent 2021. This may seem odd to say as we report the first loss in our history, but that is a matter of timing. We wrote significant new core legal finance business in 2021. Even in an era of slower case progress, we generated significantly more cash than needed to cover all of our expenses. Burford ended the year with substantial liquidity and strong access to capital, and we recently announced our latest $360 million private fund.”

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“We are delighted with our strong new business performance in 2021. To write more than $1 billion of new commitments during a pandemic is a significant achievement. We deployed more capital than ever before from our balance sheet into assets with the potential to generate our highest returns and profits, auguring favorably for future capital provision income. Though it was a slower year for realized gains, contributing to our 2021 loss, there were few adverse developments to cause either realized or unrealized losses and the portfolio remains well positioned. The slow pace we are experiencing is a timing issue, not one affecting our view of the ultimate realizable value of the portfolio and its potential to create significant shareholder value, and no client has discontinued a single matter due to these delays. We are optimistic about the portfolio’s future potential.”

1 All figures in this announcement are audited and presented on a consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Definitions, reconciliations and information additional to those set forth in this announcement are available on the Burford Capital website and in the 2021 Annual Report.

2021 highlights

New business

•	Record-breaking new business[2], with Group-wide new commitments of $1.1 billion (2020: $758 million) and deployments of $841 million (2020: $595 million)
o	Burford-only capital provision-direct new commitments of $649 million (2020: $335 million); the 2021 amount includes $63 million of new commitments warehoused for our funds; excluding those warehoused deals, new commitments were $586 million
o	Perhaps most significantly for potential future shareholder benefit, Burford-only capital provision-direct deployments, representing our assets capable of generating our highest balance sheet returns and profits, doubled to $447 million (2020: $225 million)

Portfolio and balance sheet

•	Consolidated portfolio grew to $4.4 billion at December 31, 2021 (December 31, 2020: $3.8 billion)
o	Group-wide portfolio grew to $5.1 billion (December 31, 2020: $4.5 billion), driven by new business growth
•	Cumulative return on invested capital from Burford-only capital provision-direct assets increased to 93% (December 31, 2020: 92%) with an IRR of 30% (December 31, 2020: 30%)
•	Internal model update at December 31, 2021 suggests core legal finance portfolio excluding YPF-related assets could generate $3.8 billion in Burford-only realizations, $2.2 billion in realized gains and $400 million in asset management performance fee income (June 30, 2021: $3.4 billion in realizations, $2 billion in realized gains and $360 million in asset management performance fee income)[3]
•	Burford-only liquidity of $315 million at year end (December 31, 2020: $336 million)

Income

•	Total income of $152 million (2020: $359 million), including capital provision income of $128 million (2020: $340 million), reflecting slow case progress, in part due to Covid-linked disruption
o	Burford-only capital provision-direct net realized gains of $128 million (2020: $180 million)
o	Burford-only capital provision-direct realized losses of $9 million represented a loss rate of 0.8% (2020: $20 million; 2.2%)
•	Income from operations of $6 million (2020: $239 million), with decrease from 2020 due mainly to lower capital provision income and higher operating expenses, including legacy asset recovery charges
•	Net loss attributable to ordinary shares of $72 million (2020: net income attributable to ordinary share of $165 million), within previously disclosed expected range of $70 million to $80 million
o	Net loss per diluted share of $0.33 (2020: net income per diluted share of $0.75)

Capital

•	Total shareholders’ equity attributable to Burford Capital of $1.6 billion at December 31, 2021 (December 31, 2020: $1.7 billion)
o	Burford-only total shareholders’ equity of $7.08 per share at December 31, 2021 (December 31, 2020: $7.59 per share)
o	Total tangible shareholders’ equity of $6.47 per share (December 31, 2020: $6.98 per share)
•	Declared final 2021 dividend of 6.25¢ per share payable on June 17, 2022, subject to shareholder approval at the annual general meeting to be held on May 18, 2022, to shareholders of record on May 27, 2022, with an ex-dividend date of May 26, 2022; total annual dividend of 12.5c per share

[2] Burford-only new commitments for 2021 include approximately $63 million of interests in assets that were warehoused for our funds at December 31, 2021, including a $13 million asset warehoused for Burford Opportunity Fund C LP and a $50 million asset warehoused for Burford Advantage Master Fund LP (the “Advantage Fund”), which will be reflected as a capital provision-indirect asset post-transfer. New commitments reflect the allocation in place at December 31, 2021, and does not reflect the intended transfer to other funds, which occurred or is expected to occur in early 2022. Excluding the warehoused commitments, Burford-only new commitments in 2021 for capital provision-direct were $586 million. Of the $50 million new commitment warehoused for the Advantage Fund, the Burford-only portion of this capital provision-indirect asset is expected to be $8 million. Total Burford-only new commitments to capital provision assets in 2021, post-intended transfers, were $594 million.

[3] Data based on calculations derived from our internal modeling of individual matters and our portfolio as a whole. This data is not a forecast of future results, and past performance is not a guide to future performance. The inherent volatility and unpredictability of legal finance assets precludes forecasting and limits the predictive nature of our internal modeling. Further, the inherent nature of probabilistic modeling is that actual results will differ from the modeled results, and such differences could be material. The data based on calculations derived from our internal modeling is for informational purposes only and is not intended to be a profit forecast or be relied upon as a guide to future performance. See sections titled “Forward-looking statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022.

Financial summaries

The tables below set forth summaries of the consolidated and Burford-only statements of comprehensive income and statements of financial position at and for the years ended December 31, 2021 and 2020 and corresponding reconciliations from consolidated to Burford-only financial results.

Consolidated statement of comprehensive income (US GAAP)

	2021	2020
	$’000	$’000
Capital provision income	127,549	340,103
Asset management income	14,396	15,106
Services and other income	10,213	3,912

Total income	152,158	359,121

Operating expenses	(145,823)	(120,580)

Income from operations	6,335	238,541

Finance costs and loss on debt buyback	(60,296)	(39,048)
Foreign currency transactions (losses)/gains	(5,482)	10,746

(Loss)/income before income taxes	(59,443)	210,239

Benefit from (provision for) income taxes	3,015	(36,937)

Net (loss)/income	(56,428)	173,302

Net (loss)/income attributable to ordinary shares	(72,066)	165,115

Net (loss)/income per share:
Basic	$(0.33)	$0.75
Diluted	$(0.33)	$0.75

Burford-only statement of comprehensive income (non-GAAP)

	2021	2020
	$’000	$’000
Capital provision income	99,754	320,023
Asset management income	26,037	24,484
Services and other income	7,094	2,900

Total income	132,885	347,407

Operating expenses	(142,188)	(116,621)

Income from operations	(9,303)	230,786

Finance costs and loss on debt buyback	(60,296)	(39,048)
Foreign currency transactions (losses)/gains	(5,482)	10,314

(Loss)/income before income taxes	(75,081)	202,052

Benefit from (provision for) income taxes	3,015	(36,937)

Net (loss)/income	(72,066)	165,115

Net (loss)/income attributable to ordinary shares	(72,066)	165,115

Net (loss)/income per share:
Basic	$(0.33)	$0.75
Diluted	$(0.33)	$0.75

Reconciliation of consolidated statement of comprehensive income to Burford-only

December 31, 2021 ($ in thousands)	Consolidated GAAP	Strategic Value Fund	BOF-C	Colorado	Other	Burford- only
Capital provision income	127,549	(6,263)	(19,408)	3,307	(5,431)	99,754
Asset management income	14,396	1,843	9,798	-	-	26,037
Services and other income	10,213	(1,091)	-	(3,331)	1,303	7,094

Total income	152,158	(5,511)	(9,610)	(24)	(4,128)	132,885

Operating expenses	(145,823)	3,703	(111)	24	19	(142,188)

Income from operations	6,335	(1,808)	(9,721)	-	(4,109)	(9,303)

Finance costs and loss on debt buyback	(60,296)	-	-	-	-	(60,296)
Foreign currency transactions (losses)	(5,482)					(5,482)

(Loss)/income before income taxes	(59,443)	(1,808)	(9,721)	-	(4,109)	(75,081)

Benefit from (provision for) income taxes	3,015	-	-	-	-	3,015

Net (loss)/income after tax	(56,428)	(1,808)	(9,721)	-	(4,109)	(72,066)

Net income attributable to non-controlling interests	15,638	(1,808)	(9,721)	-	(4,109)	-

Net (loss)/income attributable to ordinary shares	(72,066)	-	-	-	-	(72,066)

Consolidated statement of financial position (US GAAP)

	2021	2020
	$’000	$’000
Total assets	3,524,706	3,118,013

Total liabilities	1,584,016	1,212,519

Total shareholders’ equity attributable to Burford Capital Limited	1,551,790	1,662,212

Total shareholders’ equity per share (BVPS)	$7.08	$7.59
Total shareholders’ tangible equity per share (TBVPS)	$6.47	$6.98

Non-controlling interest in consolidated subsidiaries	388,900	243,282

Total shareholders’ equity	1,940,690	1,905,494

Reconciliation of consolidated statement of financial position to Burford-only

December 31, 2021 ($ in thousands)	Consolidated GAAP	Strategic Value Fund	BOF-C	Colorado	Other	Burford- only
Total assets	3,524,706	(15,985)	(329,140)	(383,165)	(60,000)	2,736,416

Total liabilities	1,584,016	(769)	(4,001)	(383,165)	(11,455)	1,184,626

Total shareholders’ equity	1,940,690	(15,216)	(325,139)	-	(48,545)	1,551,790

Investor and Analyst Conference Call

Burford will host a conference call for investors and analysts at 10.00am EDT / 3.00pm BST / 4.00pm CEST on Tuesday, March 29, 2022.

Burford encourages investors and analysts to pre-register for dedicated audio webcast access via:

https://www.investis-live.com/burfordcapital/622b6080f73bbc23003ae4d0/fwlql.

The dial-in number for the results call is +1 646 664 1960 (US local) / +44 (0)20 3936 2999 (UK local) / +44 (0)20 3936 2999 (all other locations) and the access code is 993105. To minimize the risk of delayed access, participants who have not pre-registered are urged to dial into the results call by 9.45am EDT / 2.45pm BST / 3.45pm CEST.

An accompanying full year 2021 results presentation for investors and analysts will also be made available on the Burford Capital website: http://www.burfordcapital.com/shareholders.

Following the results call, a replay facility will be available until Tuesday, April 12, 2022, by dialling +1 845 709 8569 (US local) / +44 (0)20 3936 3001 (UK local) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 082722.

Definitions and use of non-GAAP financial measures and alternative performance measures

As previously announced, commencing with our annual report for the year ended December 31, 2021, we will report our financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results and funding configuration as:

•	Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund LP, Burford Opportunity Fund C LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.
•	Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
•	Group-wide refers to the totality of assets managed by Burford, including those portions of the funds owned by third parties and including funds that are not consolidated into Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•	Direct, which includes all of our legal finance assets that we have originated directly (i.e., not through participation in a fund) from our balance sheet. We also include direct (i.e., not through participation in a fund) complex strategies assets in this category.
•	Indirect, which includes our balance sheet’s participations in one of our funds.

We also use certain unaudited alternative performance measures, including:

•	Internal Rate of Return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating investment cost appropriately. IRRs do not include unrealized gains.
•	Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•	Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
•	Deployment refers to the funding provided for an asset, which adds to our invested cost in such asset.
•	Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.
•	Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.
•	Realized gain / loss reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated simply as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.
•	Unrealized gain / loss represents the fair value of our assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (statement of comprehensive income) or cumulatively (statement of financial position).
•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Argentina’s nationalization of YPF S.A., the Argentine energy company.

For additional information, including reconciliations of our non-GAAP financial measures to the most directly comparable US GAAP measures, see our Annual Report on the Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022 and made available on our website at www.burfordcapital.com/shareholders. Non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures calculated in accordance with US GAAP.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission, other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 29, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.